                                        Filed pursuant to Rule 424(b)(2)
                                        Registration Nos. 333-53691 & 333-96395


PROSPECTUS SUPPLEMENT
-----------------------------------
(To Prospectus dated February 4, 2000)

                                  $360,000,000

[AVNET LOGO]                      AVNET, INC.
                             7 7/8% NOTES DUE 2005

                             ----------------------

     Avnet will pay interest on the notes on February 15 and August 15 of each year, beginning August 15, 2000. The notes will mature on February 15, 2005. Avnet may not redeem the notes before maturity.

     The notes will be unsecured and will rank equally with Avnet's other unsecured senior indebtedness. We will issue the notes only in registered form in denominations of $1,000.

                             ----------------------

                                                             PER NOTE      TOTAL
                                                             --------      -----
Public offering price(1)...................................   99.535%   $358,326,000
Underwriting discount......................................       .6%     $2,160,000
Proceeds, before expenses, to Avnet........................   98.935%   $356,166,000

       (1) Plus accrued interest from February 11, 2000 if settlement occurs after that date

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about February 11, 2000.

                             ----------------------

MERRILL LYNCH & CO.

            BANC OF AMERICA SECURITIES LLC
                         CHASE SECURITIES INC.
                                     BANC ONE CAPITAL MARKETS, INC.

                             ----------------------

          The date of this prospectus supplement is February 8, 2000.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Forward-Looking Statements..................................   S-2
Use of Proceeds.............................................   S-3
Capitalization..............................................   S-4
Business....................................................   S-5
Description of the Notes....................................   S-9
Underwriting................................................  S-12

                            PROSPECTUS
The Company.................................................     2
Ratios of Earnings to Fixed Charges.........................     2
Selected Financial Data.....................................     3
Use of Proceeds.............................................     6
Description of Debt Securities..............................     6
Plan of Distribution........................................    13
Legal Matters...............................................    14
Experts.....................................................    14
Where You Can Find More Information.........................    15

                            ------------------------

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of the date on the front cover of this prospectus supplement. Our business, financial condition, results of operations and prospects may have changed since that date.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the attached prospectus contain or incorporate by reference forward-looking statements with respect to Avnet's financial condition, results of operations and business. You can find many of these statements by looking for words like "believes," "expects," "anticipates," "estimates" or similar expressions.

     These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include the following:

     - Competitive pressures among distributors of electronic components and computer products may increase significantly through industry consolidation, entry of new competitors or otherwise.

     - General economic or business conditions, domestic and foreign, may be less favorable than expected, resulting in lower sales than we expected.

     - Costs or difficulties related to the integration into Avnet of newly-acquired businesses, or businesses we expect to acquire, may be greater than we expected.

     - Avnet may lose customers or suppliers as a result of the integration into Avnet of newly-acquired businesses.

     - Legislative or regulatory changes may adversely affect the businesses in which Avnet is engaged.

     - Adverse changes may occur in the securities markets.

     - Changes in interest rates and currency fluctuations may reduce Avnet's profit margins.

     - Avnet may be adversely affected by the allocation of products by suppliers.

     Because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by them. We caution you not to place undue reliance on these statements, which speak only as of the date of this prospectus supplement.

     We do not undertake any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

     We estimate that the net proceeds to Avnet from the sale of the notes will be about $355,716,000 after deducting the underwriting discounts and the estimated expenses of this offering. We intend to use the net proceeds from this offering to repay commercial paper indebtedness. Pending such use, we may invest the net proceeds temporarily in short-term securities. At January 31, 2000, the weighted average interest rate on Avnet's outstanding commercial paper was approximately 6.1%. Avnet may issue additional commercial paper for general corporate purposes, such as capital expenditures, acquisitions, repurchases of Avnet's common stock, and working capital.

     Depending on market conditions, the financial needs of Avnet and other factors, we may, from time to time, undertake additional financings. We cannot at this time predict the amount and timing of such financings, if any.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization and short-term debt of Avnet at October 1, 1999, and as adjusted to reflect (1) indebtedness which Avnet incurred, and equity which it issued, in connection with its acquisition of Marshall Industries on October 20, 1999, and (2) the sale of the notes in this offering and the application of the net proceeds to the repayment of debt. See "Use of Proceeds." You should read this table together with Avnet's audited and unaudited financial statements that are incorporated by reference in this prospectus supplement. See "Where You Can Find More Information" in the attached prospectus.

                                                                  OCTOBER 1, 1999
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                   (IN MILLIONS)
Short-term debt.............................................  $    0.8     $    0.8
                                                              ========     ========
Long-term debt, less amounts due within one year:
  Commercial paper..........................................  $  175.9     $  281.0
  6.45% Notes due August 15, 2003...........................     200.0        200.0
  6 7/8% Notes due March 15, 2004...........................     100.0        100.0
  7 7/8% Notes due February 15, 2005 offered hereby(1)......        --        360.0
  Bank credit facilities....................................     320.2        320.2
  Other.....................................................      22.7         22.7
                                                              --------     --------
Total long-term debt........................................     818.8      1,283.9
                                                              --------     --------
Shareholders' equity:
  Common stock, $1.00 par value.............................      44.4         44.4
  Additional paid-in capital................................     436.8        314.3
  Retained earnings.........................................   1,513.2      1,513.2
  Cumulative translation adjustments........................     (41.1)       (41.1)
  Treasury stock, at cost...................................    (533.1)      (129.6)
                                                              --------     --------
Total shareholders' equity..................................   1,420.2      1,701.2
                                                              --------     --------
Total capitalization........................................  $2,239.0     $2,985.1
                                                              ========     ========

---------------
(1) Does not reflect original issue discount of $1.7 million which represents the difference between the face amount of the notes and the price paid by the public.

                                    BUSINESS

     Avnet, Inc., a New York corporation, together with its subsidiaries, is one of the world's largest industrial distributors of electronic components and computer products, with sales in fiscal 1999 of $6.35 billion. Including the fiscal 1999 sales of Marshall Industries, which Avnet acquired on October 20, 1999 (as described below), Avnet's pro forma sales for its fiscal 1999 were more than $8.07 billion.

     Avnet is a vital link in the chain that connects suppliers of semiconductors, interconnect products and passive and electromechanical devices to original equipment manufacturers ("OEMs") and contract manufacturers ("CMs") that design and build the electronic equipment for end-market use, and to other industrial customers. Also, Avnet distributes a variety of computer products and services to both the end user and the reseller channels. Through its electronic components distribution activities, Avnet acts as an extension of a supplier's sales force by marketing products to a larger base of customers than individual suppliers could do economically. While many suppliers can only serve a few hundred of the larger OEMs and CMs, Avnet is authorized to sell products of more than 100 of the world's leading component manufacturers to a global customer base of approximately 100,000 OEMs and CMs. We ship electronic components as we receive them from Avnet's suppliers or with assembly or other value added. As part of our distribution activities, we add various processes that customize products to meet individual OEM customer specifications, and we provide material management and logistic services. From fiscal 1994 through fiscal 1999, Avnet's sales of electronic components and computer distribution businesses increased from approximately $3.16 billion to approximately $6.35 billion, a compound annual growth rate of 15.0%.

     In order to better focus on our core business through a broader offering of products and services, and to capitalize on growing world markets for electronic components and computer products, we have pursued and continue to pursue strategic acquisitions and are frequently in negotiations at one stage or another regarding acquisitions. Beginning with Avnet's acquisition in June 1991 of The Access Group Ltd., a United Kingdom-based electronic components distributor, Avnet has completed 33 acquisitions. Since the beginning of fiscal 1997, Avnet has completed 13 acquisitions: four in Europe; five in the Asia/Pacific region; three in North America; one in the Middle East and one in South America. Currently, Avnet has approximately 10,000 employees globally and maintains locations in the United States, Canada, Mexico, Europe, Asia, Australia, New Zealand, South Africa and South America. In fiscal 1999, Avnet derived approximately 23% of its sales from operations outside of North America as compared with 20% in fiscal 1998. At the same time, Avnet disposed of those operations which we concluded were outside of Avnet's core business, including the disposition in July 1999 of Allied Electronics, a distributor by way of a printed catalog of active and passive electronic components, test equipment and electronic equipment.

     On October 20, 1999, Avnet acquired Marshall Industries and its wholly-owned subsidiary, Sterling Electronics. Marshall Industries is one of the world's largest distributors of electronic components and computer products. Marshall Industries had sales of $1.72 billion in its last full fiscal year ended May 31, 1999. This acquisition was the largest in the history of the electronics distribution industry and will make Avnet's Electronics Marketing group the largest electronic components distribution business in the Americas, with fiscal 1999 sales of $5.2 billion on a pro forma basis. The acquisition of Marshall Industries strengthens Avnet's line card and provides Avnet with a significant opportunity to enhance its operational efficiency with significant cost savings.

     On January 3, 2000, Avnet completed its acquisition of the SEI Macro Group, an electronic components distributor headquartered in the United Kingdom, and Eurotronics B.V. (which does business under the name SEI), a pan-European electronic components distributor headquartered in the Netherlands. The combined annual sales of Eurotronics and the SEI Macro Group are approximately $750 million.

NEW ORGANIZATIONAL STRUCTURE

     Effective as of the beginning of fiscal 1999, we changed our organizational structure to strengthen our focus on our core businesses and to better meet the needs of both our customers and our suppliers. During fiscal 1999, Avnet consisted of two major operating groups: Electronics Marketing and the Computer Marketing Group. Through the end of fiscal 1998, these two groups comprised Avnet's former Electronic Marketing Group. After the end of fiscal 1999, we created a third operating group -- Avnet Applied Computing -- from certain business segments of Electronics Marketing and the Computer Marketing Group.

ELECTRONICS MARKETING ("EM")

     Electronics Marketing is Avnet's largest operating group, with fiscal 1999 sales of $4.80 billion, representing approximately 76% of Avnet's consolidated sales. EM is comprised of three regional operations: EM Americas, which had sales of $3.45 billion in fiscal 1999, or approximately 54% of Avnet's consolidated sales; EM EMEA (Europe, Middle East and Africa), which had sales of $1.13 billion in fiscal 1999, or approximately 18% of Avnet's consolidated sales; and EM Asia, which had sales of $0.22 billion in fiscal 1999, or approximately 4% of Avnet's consolidated sales.

     As part of Avnet's overall reorganization effective at the beginning of fiscal 1999, we reorganized EM Americas to provide more value to our customers and suppliers through increased product specialization, and to provide focused services to our customers through a single account manager. Immediately before the reorganization, EM Americas consisted primarily of four business units -- Hamilton Hallmark, Time Electronics, Penstock and Allied Electronics.

     In the EM Americas reorganization, the sales forces of Hamilton Hallmark, Time Electronics and Penstock were combined. Through a single account manager, customers now have complete access to the products and services of Avnet's core distribution business, including those of the former Hamilton Hallmark, Time Electronics and Penstock divisions, as well as complete access to the following global brands (services):

     - Core Value Services (Avnet Marshall in the Americas) -- Focuses on the transactional needs of the traditional electronic components distribution market, offering one of the industry's broadest line cards and convenient one-stop shopping with an emphasis on on-time delivery, responsiveness and quality. We believe that combining Marshall Industries' e-business strengths with Avnet's information technology attributes will put Avnet in a strong information technology and e-commerce position.

     - Avnet Design Services -- Provides an array of engineering and technical services for customers, including turnkey logic designs, reference designs and product designs, and demand creation services for suppliers.

     - Avnet Integrated Material Services -- Provides customer-specific materials management, including leading-edge, information technology-based services, and pin-point logistics. IMS develops and implements innovative materials management solutions for EM's major customers and their contract manufacturers.

     - Avnet Personal Computer Components -- Specializes in sales of microprocessors, motherboards, memory, networking and mass storage products to personal computer OEMs and system integrators. During fiscal year 2000 this business became part of Avnet Applied Computing (see below).

     These Avnet global brands offer focused services and unique financial models in the other two EM geographic regions (EM EMEA and EM Asia) as well as in EM Americas.

     In addition, the EM Americas reorganization has created product business groups which specialize in the various product categories that we sell as opposed to being organized along individual supplier lines. There are currently three product business groups which are responsible for purchasing, inventory management, supplier relationships and product marketing: (1) Semiconductor; (2) Interconnect, Passive and Electromechanical; and (3) Radio Frequency and Microwave. Electronics Marketing is in the process of reorganizing its EM EMEA and EM Asia operations along similar lines to more effectively position itself as a true global distributor.

     EM EMEA distributes semiconductors, interconnect, passive and electromechanical devices, and technical communication products in 34 Western and Eastern European countries, South Africa and Israel. It also provides the full range of value-added services associated with the products it sells through Avnet Integrated Material Services and Avnet Design Services.

     EM EMEA has almost completed its reorganization as it prepares to open its new central European warehouse in Tongeran, Belgium. The facility, which is scheduled to begin operations during the third quarter of fiscal 2000, will be the primary source for inventory shipments throughout Europe. Also, small proximity warehouses will continue to operate in certain locations to satisfy customer requirements. The new operating structure for EM EMEA is made possible by the functionality provided by Avnet's multi-lingual, multi-currency client/server based SAP computer system which operates on a wide area network throughout Europe. The acquisition of the SEI MacroGroup and Eurotronics will make Avnet the second largest distributor of electronic components in Europe as measured by sales.

     EM Asia is a value-added distributor of electronic components and services in 10 Asian countries and Australia and New Zealand. All the EM Asia operations have complete access to the products and services provided by the Avnet global brands. In July 1999, following the successful implementation of their SAP computer system, the companies comprising EM Asia began operating as an integrated business unit headed by Avnet Asia Pte Ltd., with its new regional headquarters and centralized warehouse in Singapore. In December 1999, Avnet acquired the business of Korea-based Cosco Electronic/Jung Kwang, electronics component distribution companies.

COMPUTER MARKETING GROUP ("CMG")

     The Computer Marketing Group is an international distributor of computer products to value-added resellers and end users focusing primarily on middle- to high-end, value-added computer products and services. CMG's fiscal 1999 sales were $1.55 billion, representing approximately 24% of Avnet's consolidated sales. CMG consists of three major business units -- Avnet Computer, Hall-Mark Global Solutions and Hall-Mark Integrated Solutions.

     Avnet Computer sells industry leading high-end systems, mid-range servers, workstations, PCs, software, storage, networking, peripherals and services to end-user customers. Avnet Computer is one of North Americas's leading technology solutions integrators, providing hardware, software and services for corporate-wide applications. Avnet Computer leverages its array of financial, acquisition and technical services to bring value to businesses intent on managing their total cost of technology infrastructure -- from the data center, through the network, to the desktop.

     Hall-Mark Global Solutions concentrates on sales of computer systems, peripherals and components to the reseller channel. We believe that Hall-Mark Global Solutions is the industry's leading technical distributor of open systems that support a limited line card of the foremost computer and peripherals manufacturers, which include Compaq, Hewlett-Packard, IBM and Intel. Hall-Mark Global Solutions provides those manufacturers' products to value-added resellers, along with complementary value-added solutions and in-house engineering support, complex systems integration and configuration services.

     Hall-Mark Integrated Solutions was created in fiscal 1999 to focus on entry-level to mid-range servers, specifically for the Windows NT server market. The mission of this business unit is to recruit and serve Windows NT platform VARs by marketing bundled solutions from our key suppliers. These are new customers for CMG who reach the fast growing small to medium business sector. Sales have been growing rapidly and we believe they will surpass $100,000,000 in fiscal 2000.

     The Computer Marketing Group has also created Avnet Direct, an Internet commerce company which sells computer systems to businesses and individuals on the Internet. These computer systems are configured from thousands of name-brand computer and peripheral equipment products and software carried in CMG's inventories. During 1998, CMG expanded its operations into Europe by starting an operation in Germany, and by acquiring the business of Bytech Systems Ltd. in the United Kingdom in May 1998. During 1999, CMG expanded its focus on the IBM product line with the acquisition of the JBA Computer Solutions Division of JBA International. In July 1999, Avnet acquired Integrand Solutions, an Australian-based mid-range computer market leader, and in November 1999 acquired PCD Italia S.r.1. and Matica S.p.A. in Italy, value-added technical distributors of enterprise computing systems.

AVNET APPLIED COMPUTING ("AAC")

     Avnet Applied Computing is Avnet's third operating group, which began operations in October 1999. AAC was created from certain business segments of Electronics Marketing and the Computer Marketing Group. Its annual sales will initially be approximately $1.0 billion. AAC focuses on the unique requirements of the OEM market for computing technology. Avnet Applied Computing consists of two major business units -- Applied Computing Components, which serves the needs of manufacturers of general purpose computers, and Applied Computing Solutions, which provides design, integration, marketing and financial services to developers of application specific computer solutions. Applied Computing Components focuses on personal computer OEMs and system integrators by providing leading-edge technologies such as microprocessors. Applied Computing Solutions focuses on embedded systems OEMs that require technical services such as product prototyping, configurations and other value-added services.

LOCATIONS AND MAJOR PRODUCTS

     One of Avnet's critical strengths is the breadth and quality of the suppliers whose products it distributes. Listed below are the major product categories and the approximate sales in fiscal 1999, the percentage of Avnet's consolidated sales and the major suppliers in each category:

     - Semiconductors: Sales of semiconductors in fiscal 1999 were approximately $3.57 billion, or 56% of consolidated sales. Our major suppliers of semiconductors are Advanced Micro Devices, Agilent Technologies, Analog Devices, Conexant, Dallas Semiconductor, Fairchild, Hitachi, Integrated Device Technology, Intel, Intersil, Lattice, LSI Logic, Micron Semiconductors, Motorola, National Semiconductor, ON Semiconductor, Philips Semiconductors, ST Microelectronics, Texas Instruments and Xilinx. With the acquisition of Marshall Industries, we have added the following major suppliers to Avnet's product line: Atmel, Cypress, Level One, Linear Technology, NEC and Toshiba.

     - Computer Products: Sales of computer products in fiscal 1999 from all of Avnet's business units were approximately $1.73 billion, or 27% of consolidated sales. Our major suppliers of computer products are Cabletron, Compaq Computer Corporation, Computer Associates, Hewlett-Packard, IBM, Intel and Oracle.

     - Connectors: Sales of connector products in fiscal 1999 were approximately $0.44 billion, or 7% of consolidated sales. Our major suppliers of connectors are AMP, Amphenol/Bendix, FCI, ITT Cannon, Molex, Thomas and Betts Components, and 3M.

     - Passives, Electromechanical and Other: Sales of passives, electromechanical and other products in fiscal 1999 were approximately $0.61 billion, or 10% of consolidated sales. Our major suppliers of these products are Aromat, AVX, Bourns, Lambda, Leach, Murata, Nichicon, Pulse, Teledyne and Vishay. With the acquisition of Marshall Industries, we have added Kemet and Panasonic to Avnet's product line.

     Most of Avnet's product lines are covered by nonexclusive distributor agreements with suppliers, cancelable upon 30 to 180 days notice. Most of these agreements provide for the periodic return to the supplier of obsolete inventory and the return of all standard inventory upon termination of the contract.

     The combined sales for EM and CMG (comprising together the former Electronic Marketing Group before fiscal 1999) by major product class for the last three years were as follows:

                                                              FISCAL YEAR ENDED
                                                       --------------------------------
                                                       JULY 2,     JUNE 26,    JUNE 27,
                                                         1999        1998        1997
                                                       --------    --------    --------
                                                                (IN MILLIONS)
Semiconductors.......................................  $3,573.1    $3,223.0    $2,938.2
Computer products....................................   1,731.0     1,589.1     1,302.0
Connectors...........................................     437.9       506.2       445.9
Other (primarily passives and electromechanical
  devices)...........................................     608.0       559.5       538.3
                                                       --------    --------    --------
                                                       $6,350.0    $5,877.8    $5,224.4
                                                       ========    ========    ========

     Avnet has locations in the United States, Canada, Europe, the Middle East, South Africa, South America, and the Asia/Pacific region, many of which contain sales, warehousing and administrative functions for multiple business units. Avnet sells to customers in 60 countries. Avnet also has a small number of stores in customers' facilities.

                            DESCRIPTION OF THE NOTES

     Avnet will issue the notes in this offering under an Indenture dated as of February 1, 1994, between Avnet and Bank One Trust Company, NA (as successor in interest to The First National Bank of Chicago), as trustee (the "Indenture"). The following description of the notes, together with the description of the general terms of Avnet's Debt Securities in the attached prospectus, is a summary of all the material provisions of the notes and the Indenture but does not include all the provisions of the Indenture. We urge you to read the Indenture because it fully defines the rights of holders of the notes. You may obtain a copy of the Indenture without charge. See "Where You Can Find More Information" in the attached prospectus.

GENERAL

     The notes will be limited to $360,000,000 aggregate principal amount, will be issued only in fully registered form in denominations of $1,000 and integral multiples of $1,000, will bear interest from February 11, 2000, at the annual rate set forth on the cover page of this prospectus supplement, and will mature on February 15, 2005. Avnet will pay interest twice a year on February 15 and August 15 of each year, beginning August 15, 2000, to the persons in whose names the notes (or any predecessor notes) are registered in the security register at the close of business on the applicable regular record date, which is the February 1 or August 1 next preceding such interest payment date. Avnet will not be able to redeem the notes before their stated maturity date, and the notes do not provide for any sinking fund.

     The notes will be unsecured obligations and will rank equally with Avnet's other unsecured senior indebtedness.

     The notes will be subject to defeasance and discharge and to defeasance of certain obligations as described in the attached prospectus under the caption "Description of Debt Securities -- Defeasance and Discharge."

DEPOSITARY

     The notes will be issued in the form of one or more fully registered global certificates (the "Global Notes"). Avnet will deposit each Global Note with, or on behalf of, The Depository Trust Company (the "Depositary") as the securities depositary, registered in the name of the Depositary or its nominee, Cede & Co. Unless and until a Global Note is exchanged in whole or in part for Notes in definitive form, such Global Note may not be transferred except as a whole by the Depositary to a nominee of the

Depositary, or by such a nominee to the Depositary or another nominee of the Depositary, or by the Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

     The Depositary has advised Avnet as follows: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depositary holds securities that its participants ("Participants") deposit with it and also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's Participants include securities brokers and dealers (including the underwriters in this offering of notes), banks, trust companies, clearing corporations and other similar organizations. The Depositary is owned by a number of its Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the SEC.

     Purchases of the notes under the Depositary's system must be made by or through Participants, which will receive a credit for the notes on the records of the Depositary. The ownership interest of each actual purchaser of a note (a "Beneficial Owner") is in turn to be recorded on the Participants' or Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of a purchase, but Beneficial Owners should receive written confirmations providing details of a purchase, as well as periodic statements of their holdings, from the Participant or Indirect Participant through which the Beneficial Owner made the purchase. Ownership of beneficial interests in Global Notes will be shown on, and the transfers of such ownership interests will be effected only through, records maintained by the Depositary (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons held through Participants). The laws of some states of the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Global Notes.

     So long as the Depositary or its nominee is the registered owner of a Global Note, it will be considered the sole owner or holder of the notes represented by such Global Note for all purposes under the Indenture. Except as provided below, a Beneficial Owner of a note will not be entitled to have it registered in his, her or its name, will not receive or be entitled to receive a certificate evidencing the note, and will not be considered the owner or holder of the note under the Indenture. Thus, each Beneficial Owner of an interest in a Global Note must rely on the procedures of the Depositary and, if such Beneficial Owner is not a Participant, on the procedures of the Participant through which such Beneficial Owner owns its interest, to exercise any rights of a holder under the Indenture. Avnet understands that under existing industry practices, if Avnet requests the Noteholders to take any action, or Beneficial Owners of interests in a Global Note desire to take any action which Noteholders are entitled to take under the Indenture, the Depositary would authorize the Participants holding the relevant interests to take such action, and such Participants would authorize Beneficial Owners owning through such Participants to take such action or would otherwise act upon the instruction of Beneficial Owners. Conveyance of notices and other communications by the Depositary to Participants, by Participants to Indirect Participants, and by Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Principal and interest payments on notes registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee as the registered holder of the Global Notes. None of Avnet, the trustee under the Indenture or any agent of Avnet or of the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. We expect that when the Depositary or its nominee receives any payment of principal or interest in respect of a Global Note, it will credit the Participants' accounts with payments in amounts proportionate to their respective interests in the principal amount of the Global Notes as shown on the records of the Depositary. We also expect that payments by Participants to Beneficial Owners will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participants.

     If (1) the Depositary is at any time unwilling or unable to continue as Depositary and Avnet does not appoint a successor Depositary within 60 days, or
(2) Avnet executes and delivers to the trustee under the Indenture an order to the effect that the Global Notes shall be exchangeable, or (3) an Event of Default under the Indenture has occurred and is continuing, the Global Note or Notes will be exchangeable for notes in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $1,000 and integral multiples of $1,000. Such definitive notes shall be registered in such name or names as the Depositary shall instruct the trustee. We expect that such instructions may be based upon directions received by the Depositary from Participants with respect to ownership of beneficial interests in Global Notes.

     According to the Depositary, the foregoing information with respect to the Depositary has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

                                  UNDERWRITING

GENERAL

     We intend to offer our notes through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of the underwriters named below. Subject to the terms and conditions in a pricing agreement between Avnet and the underwriters, Avnet has agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from Avnet, the principal amount of the notes listed opposite their names below.

                                                               PRINCIPAL
                                                                 AMOUNT
                        UNDERWRITER                            ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................  $180,000,000
Banc of America Securities LLC..............................    90,000,000
Chase Securities Inc. ......................................    54,000,000
Banc One Capital Markets, Inc. .............................    36,000,000
                                                              ------------
             Total..........................................  $360,000,000
                                                              ============

     The underwriters have agreed to purchase all of the notes sold pursuant to the pricing agreement if any of these notes are purchased. If an underwriter defaults, the pricing agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the pricing agreement may be terminated.

     Avnet has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes and other conditions contained in the pricing agreement, such as receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of .35% of the principal amount of the notes. The underwriters may allow, and these dealers may reallow, a discount not in excess of .25% of the principal amount of the notes to other dealers. After this offering, the public offering price, concession and discount may be changed.

     The expenses of the offering, not including the underwriting discount, are estimated at $450,000 and are payable by Avnet.

NEW ISSUE OF NOTES

     The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after the completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

PRICE STABILIZATION AND SHORT POSITIONS

     In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, that is, if they sell more notes than are on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither Avnet nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

     Merrill Lynch, Pierce, Fenner & Smith Incorporated acted as Avnet's financial advisor in connection with Avnet's acquisition of Marshall Industries in October 1999, and as an underwriter in the public offering in 1994 of Avnet's 6 7/8% Notes due March 15, 2004. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Chase Securities Inc. and NationsBanc Montgomery Securities LLC (a predecessor to Banc of America Securities LLC) acted as underwriters in the public offering in 1998 of Avnet's 6.45% Notes due August 15, 2003. In addition, Merrill Lynch Capital Corporation, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and its affiliate, Bank of America, N.A., The Chase Manhattan Bank, an affiliate of Chase Securities Inc., and Bank One, N.A., an affiliate of Banc One Capital Markets, Inc., have been or continue to be agents, arrangers, book managers or lenders under various credit facilities with Avnet. Specifically, Merrill Lynch Capital Corporation is the agent and lender under an undrawn $150,000,000 60-day revolving credit agreement dated as of December 22, 1999 with Avnet under which Merrill Lynch's commitment will terminate upon the completion of this offering. These banks and financial institutions may serve in the same or similar capacities in the future under credit facilities with Avnet and the underwriters and their affiliates may engage in other general financing and banking transactions, including investment banking transactions, with Avnet. Bank One Trust Company, NA (as successor in interest to The First National Bank of Chicago), which is an affiliate of both Bank One, N.A. and Banc One Capital Markets, Inc., is the trustee under the indenture under which the notes will be issued.

PROSPECTUS

          [AVNET LOGO]
                                  AVNET, INC.

                                DEBT SECURITIES

                             ----------------------

     Avnet, Inc., a New York corporation, may from time to time offer the debt securities in the form of debentures, notes and/or other unsecured evidences of indebtedness (the "Debt Securities") at an aggregate principal amount not to exceed $300,000,000 or, if the principal is payable in a foreign or composite currency, the equivalent of $300,000,000 at the time of the initial offerings. Avnet may offer the Debt Securities in separate series and in amounts, at prices and on terms it will establish at the time of sale. When Avnet offers a particular series of Debt Securities, we shall deliver with this prospectus a prospectus supplement which will describe the terms of that series, including, if applicable, the specific designation, aggregate principal amount, denominations, ranking, purchase price, maturity, rate of interest (which may be fixed or variable), interest payment dates, redemption terms, sinking fund payments, the currency or currency unit in which principal, premium or interest is payable, prepayment and any listing of the series on a securities exchange.

     Avnet may issue the Debt Securities in registered or bearer form or both. Also, Avnet may issue all or a portion of a series of the Debt Securities in temporary or permanent global form. Avnet will offer the Debt Securities in bearer form only to non-United States persons and to offices located outside the United States of certain United States financial institutions.

     Avnet may sell the Debt Securities directly, or indirectly through agents it designates from time to time, or through underwriters or dealers, or through any combination of sale methods. See "Plan of Distribution." If Avnet sells Debt Securities through agents, underwriters or dealers, their names and any applicable commissions or discounts will be shown in the prospectus supplement, as well as the net proceeds to Avnet from such sale and the proposed uses of net proceeds.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                THE DATE OF THIS PROSPECTUS IS FEBRUARY 4, 2000.

                                  THE COMPANY

     Avnet is one of the world's largest distributors of electronic components and computer products sold principally to industrial customers, with operations in the United States, Canada, Mexico, Europe, Asia, Australia, New Zealand, South Africa and South America. Avnet's principal suppliers are Intel, Motorola, National Semiconductor, Texas Instruments, Advanced Micro Devices, Compaq Computer Corporation, AMP, ITT Cannon, Amphenol/Bendix, Hewlett Packard, Hitachi, IBM and Toshiba. Its primary customers are original equipment manufacturers. Avnet ships electronic components either as Avnet receives them from its suppliers, or with assembly or other value added by Avnet. Avnet also provides integrated materials management services with respect to the electronic components it sells.

     Avnet's principal executive offices are located at 2211 South 47th Street, Phoenix, Arizona 85034, telephone (480) 643-2000.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratios of Avnet's earnings to fixed charges, on a consolidated basis, for the periods indicated:

                 FISCAL YEAR ENDED                      FISCAL QUARTER ENDED
----------------------------------------------------   -----------------------
JUNE 30,   JUNE 28,   JUNE 27,   JUNE 26,   JULY 2,    OCTOBER 2,   OCTOBER 1,
  1995       1996       1997     1998(1)    1999(2)     1998(3)      1999(4)
--------   --------   --------   --------   --------   ----------   ----------
 8.7        10.7        10.3        6.5       7.1          2.9          4.2

---------------
(1) Income before income taxes for the fiscal year ended June 26, 1998, includes
    (a) the gain on the sale of Channel Master amounting to $33.8 million, (b) costs relating to the divestiture of Avnet Industrial, the closure of Avnet's corporate headquarters in Great Neck, New York, and the anticipated loss on the sale of Avnet-owned real estate, amounting to $13.3 million in the aggregate, and (c) incremental special charges associated principally with the reorganization of Avnet's Electronic Marketing group amounting to $35.4 million. Had such one-time items (amounting to $14.9 million pre-tax, net) not been included, the ratio of earnings to fixed charges for the year ended June 26, 1998, would have been 6.8 on a pro forma basis.

(2) Income before income taxes for the fiscal year ended July 2, 1999, includes
    (a) incremental special charges associated primarily with the reorganization of the European portion of Avnet's Electronics Marketing group, amounting to $26.5 million, and (b) the net gain from the sale of Allied Electronics amounting to $252.3 million, offset in part by charges of $42.8 million recorded in connection with the intended disposition of the Avnet Setron catalog operation in Germany. Had such one-time items (amounting to $183.0 million pre-tax, net) not been included, the ratio of earnings to fixed charges for the year ended July 2, 1999, would have been 4.1 on a pro forma basis.

(3) Income before income taxes for the fiscal quarter ended October 2, 1998, includes incremental special charges associated primarily with the reorganization of the European portion of Avnet's Electronics Marketing group, amounting to $26.5 million. Had such one-time charges not been included, the ratio of earnings to fixed charges for the quarter ended October 2, 1998, would have been 4.6 on a pro forma basis.

(4) Income before income taxes for the fiscal quarter ended October 1, 1999, includes incremental special charges associated primarily with the final phase of the reorganization of the European portion of Avnet's Electronics Marketing group, amounting to $6.1 million. Had such one-time charges not been included, the ratio of earnings to fixed charges for the quarter ended October 1, 1999, would have been 4.7 on a pro forma basis.

                            SELECTED FINANCIAL DATA

     We have derived the selected financial data below from the consolidated financial statements of Avnet. We refer you to those financial statements and accompanying notes that appear in the documents incorporated by reference in this prospectus.

                                             FISCAL YEAR ENDED                          THREE MONTHS ENDED
                           -----------------------------------------------------      -----------------------
                           JUNE 30,    JUNE 28,   JUNE 27,   JUNE 26,   JULY 2,       OCTOBER 2,   OCTOBER 1,
                             1995        1996       1997     1998(1)    1999(2)        1998(2)      1999(3)
                           --------    --------   --------   --------   --------      ----------   ----------
                                  (IN MILLIONS EXCEPT EARNINGS PER SHARE)
INCOME STATEMENT DATA:
Sales....................  $4,300.0    $5,207.8   $5,390.6   $5,916.3   $6,350.0       $1,581.6     $1,654.3
Cost of sales............   3,483.6     4,238.7    4,428.8    4,935.9    5,401.4        1,349.7      1,423.5
                           --------    --------   --------   --------   --------       --------     --------
Gross profit.............     816.4       969.1      961.8      980.4      948.6          231.9        230.8
Operating expenses.......     554.9       620.1      634.1      709.2      775.4          190.8        182.4
                           --------    --------   --------   --------   --------       --------     --------
Operating income.........     261.5       349.0      327.7      271.2      173.2           41.1         48.4
Interest expense.........     (23.2)      (25.9)     (26.1)     (40.0)     (52.1)         (13.1)        (9.8)
Other income, net........       5.1         2.0       11.8        2.3        1.9            0.7          0.8
Gain on sale of
  businesses.............        --          --         --       33.8      252.3             --           --
                           --------    --------   --------   --------   --------       --------     --------
Income before income
  taxes..................     243.4       325.1      313.4      267.3      375.3           28.7         39.4
Income taxes.............     103.1       136.8      130.6      115.9      200.8           13.0         17.3
                           --------    --------   --------   --------   --------       --------     --------
Net income...............  $  140.3    $  188.3   $  182.8   $  151.4   $  174.5       $   15.7     $   22.1
                           ========    ========   ========   ========   ========       ========     ========
Earnings per share(4):
  Basic..................  $   3.44    $   4.34   $   4.29   $   3.85   $   4.90       $   0.43     $   0.63
                           ========    ========   ========   ========   ========       ========     ========
  Diluted................  $   3.32    $   4.31   $   4.25   $   3.80   $   4.86       $   0.42     $   0.63
                           ========    ========   ========   ========   ========       ========     ========
Shares used to compute
  earnings per share:
  Basic..................      40.7        43.3       42.6       39.4       35.6           36.4         35.2
                           ========    ========   ========   ========   ========       ========     ========
  Diluted................      43.4(5)     43.7       43.0       39.8       35.9           37.0         35.4
                           ========    ========   ========   ========   ========       ========     ========
BALANCE SHEET DATA AT END
  OF PERIOD:
  Working capital........  $1,057.1    $1,293.9   $1,319.0   $1,461.3   $1,517.5       $1,508.6     $1,537.3
  Total assets...........   2,125.6     2,521.7    2,594.1    2,733.7    2,984.7        2,815.5      3,043.7
  Long-term debt.........     419.0       497.2      514.4      810.7      791.2          846.3        818.8
  Shareholders' equity...   1,239.4     1,505.2    1,502.2    1,315.9    1,397.6        1,336.8      1,420.2

---------------
(1) Includes the second quarter gain on the sale of Channel Master amounting to $33.8 million pre-tax, offset somewhat in operating expenses by costs relating to the divestiture of Avnet Industrial, the closure of Avnet's corporate headquarters in Great Neck, New York, and the anticipated loss on the sale of Avnet-owned real estate, amounting to $13.3 million in the aggregate. At the time the special charges were recorded, they represented primarily a non-cash writedown to reflect the expected value to be received upon the disposition of Avnet Industrial and the Avnet-owned real estate (the cash component of the charge is approximately $2.5 million). Avnet subsequently disposed of Avnet Industrial for an amount approximating the written down value, and is still in the process of disposing of the Avnet-owned real estate, the written down value of which is still believed to approximate its market value, based upon real estate appraisals. The disposition of Avnet Industrial and of the Avnet-owned real estate did not have a material impact on Avnet's results of operations, liquidity and sources and uses of capital resources. The net effect of these items was to increase income before income taxes, net income, and diluted earnings per share by approximately $20.5 million, $8.7 million, and $0.21 per share for the second quarter, respectively.

    Also includes the fourth quarter impact of incremental special charges associated primarily with the reorganization of the American portion of Avnet's Electronics Marketing group, amounting to $35.4 million pre-tax, $21.2 million after-tax and $0.57 per share on a diluted basis for the fourth quarter. Approximately $25.7 million of the pre-tax charge is included in operating expenses, and $9.7 million is included in cost of sales. These charges included severance costs, real property lease termination costs, inventory reserves required related to supplier terminations, and the writedown of goodwill. The writedown of goodwill related to a small underperforming operating unit, the ultimate disposition of which will not have a material impact on Avnet's future results of operations. Of the special charges of $35.4 million pre-tax, approximately $17.1 million did not require an outflow of cash and $18.3 million did require the use of cash ($9.5 million of the $18.3 million was paid as of the end of fiscal 1998). The balance of cash was paid by the end of fiscal 1999, except for amounts associated with long-term real property lease terminations and contractual commitments, the amounts of which are not material. Management expects that Avnet's future results of operations will benefit from the expected cost savings resulting from the reorganization, and that the impact on liquidity and sources and uses of capital resources will not be material.

    Diluted earnings per share for fiscal 1998 in total exceeded by $0.04 the sum of the applicable amounts for each of the quarters of fiscal 1998 due to the effect of Avnet's stock repurchase program on the weighted average number of shares outstanding and the amount of the special items recorded during the fiscal year.

(2) Includes the first quarter impact of incremental special charges associated primarily with the reorganization of the European portion of Avnet's Electronics Marketing group, amounting to $26.5 million pre-tax, $15.7 million after-tax and $0.43 per share on a diluted basis for the first quarter. Approximately $18.6 million of the pre-tax charge is included in operating expenses, most of which required an outflow of cash, and $7.9 million is included in cost of sales, which represented a non-cash write-down. These charges included severance costs and inventory reserves required related to supplier terminations. The first quarter charges in fiscal 1999 also included some incremental costs associated with the completion of the reorganization of the American portion of Avnet's Electronics Marketing group, most of the costs for which were recorded in the fourth quarter of 1998 as discussed in footnote (1). At July 2, 1999, the last day of fiscal 1999, the only cash remaining to be expended in connection with the first quarter special charges were amounts associated with long-term real property lease terminations and contractual commitments, the amounts of which were not material.

    The fiscal 1999 results also include the fourth quarter net gain associated with management's decision to exit the printed catalog business. The net gain consisted of the $252.3 million pre-tax gain on the sale of Avnet's former Allied Electronics subsidiary on July 2, 1999, the last day of fiscal 1999, offset in part by charges of $42.8 million pre-tax recorded in connection with the intended disposition of the Avnet Setron catalog operation in Germany. Most of the charge related to the intended disposition of Avnet Setron involved the non-cash write-off of goodwill and a reserve for inventory on product lines not typically sold by the core businesses of Avnet's Electronics Marketing group. The net positive effect on fourth quarter 1999 pre-tax income, net income and diluted earnings per share was $209.5 million, $79.7 million and $2.25, respectively. The unusually large impact on taxes was as a result of the elimination of goodwill attributable to the Allied and Setron businesses for which no tax benefit is available.

    In total, the special items recorded in fiscal 1999 positively impacted income before income taxes, net income and diluted earnings per share by $183.0 million, $64.0 million and $1.78, respectively. Of the $183.0 million pre-tax gain related to special items, charges of $56.1 million are included in operating expenses and $13.1 million are included in cost of sales, and the $252.3 million net pre-tax gain on the sale of Allied Electronics is shown separately in the consolidated statement of income.

    The net positive impact of the special items on diluted earnings per share for 1999 ($1.78) was $0.04 less than the sum of the applicable amounts for the fourth quarter and first quarter ($2.25 per share less $0.43 per share) due to the effect of Avnet's stock repurchase program on the weighted average number of shares outstanding and the amount of the special items.

(3) Includes the first quarter impact of incremental special charges associated primarily with the final phase of the reorganization of the European portion of Avnet's Electronics Marketing group, amounting to $6.1 million pre-tax (included in operating expenses), $4.0 million after-tax, and $0.11 per share on a diluted basis. These special charges consisted primarily of costs related to the centralization of European warehouse operations in Avnet's new facility in Tongeran, Belgium, and include severance costs, adjustments of the carrying value of fixed assets, and real property lease termination costs. We expect that the balance of cash to be expended in connection with the first quarter of fiscal 2000 special charges, amounting to approximately $5.4 million, will be paid by the end of the third quarter of fiscal 2000, except for amounts associated with long-term real property lease terminations, the amounts of which are not material. We expect to incur additional incremental costs in the second quarter of fiscal 2000 related to the actual movement of inventory from the various European warehouses to the central warehouse in Belgium.

(4) In December 1997, Avnet adopted the provisions of SFAS No. 128, "Earnings per Share," which requires the presentation of both Basic and Diluted earnings per common share. Consistent with the requirements of SFAS No. 128, net earnings per common share and weighted average common shares outstanding have been restated to conform with the provisions of SFAS No. 128 for all periods presented.

(5) In computing diluted earnings per share for fiscal 1995, Avnet's 6% Convertible Subordinated Debentures (which were converted into common stock in the first quarter of fiscal 1996) were considered common equivalent shares.

                                USE OF PROCEEDS

     Unless we identify other uses of proceeds in a prospectus supplement, we intend to use the net proceeds from the sale of the Debt Securities for Avnet's general corporate purposes, which may include repayment of debt, capital expenditures, acquisitions, repurchases of Avnet's common stock, and working capital. Pending these uses, the net proceeds may also be temporarily invested in short-term securities.

     Depending on market conditions and Avnet's financial needs, Avnet may, from time to time, undertake additional financings. We cannot at this time estimate the amount and timing of such financings, if any.

                         DESCRIPTION OF DEBT SECURITIES

     The following description summarizes the general terms and provisions of any Debt Securities. When Avnet offers a particular series of Debt Securities, we shall deliver with this prospectus a prospectus supplement which will describe the particular terms of the offered series and the extent to which the general terms below may apply to that series.

     Avnet will issue the Debt Securities under an Indenture dated as of February 1, 1994, between Avnet and Bank One Trust Company, NA (as successor in interest to The First National Bank of Chicago), as trustee (the "Indenture"). The following summary of the material provisions of the Indenture and the Debt Securities does not include all the provisions of the Indenture. You may obtain a copy of the Indenture from Avnet without charge. See "Where You Can Find More Information." You can find the definitions of capitalized terms used in this description under the heading "-- Definitions" below.

GENERAL

     The aggregate principal amount of Debt Securities which Avnet can issue under the Indenture is unlimited. Avnet will issue the Debt Securities from time to time in one or more series in amounts which will aggregate up to $300,000,000 and on terms determined by market conditions at the time of sale. The Debt Securities will be unsecured and will rank equally with all other unsecured and unsubordinated indebtedness of Avnet. The Indenture does not limit the amount of other indebtedness or securities, other than certain secured indebtedness as described below, that Avnet may issue.

     Avnet may issue a series of Debt Securities in registered form ("Registered Securities") or in bearer form ("Bearer Securities") or both as specified in the terms of the series. Avnet will offer Debt Securities in bearer form only to non-United States persons and to offices located outside the United States of certain United States financial institutions. Avnet may issue a series of Debt Securities wholly or partially in the form of one or more global certificates ("Global Securities") registered in the name of a depositary or its nominee. In that case, beneficial interests in the Global Securities will be shown on, and transfers of beneficial interests will be effected only through, records maintained by the designated depositary and its participants.

     We refer you to the prospectus supplement for a particular series of Debt Securities being offered for the following terms of such series:

     - The designation, aggregate principal amount and authorized denominations;

     - The issue price expressed as a percentage of the aggregate principal amount;

     - The date or dates of maturity;

     - The interest rate per annum (fixed or floating) or the method by which such interest rate will be determined;

     - The dates interest will commence accruing and, if applicable, be paid and, for Registered Securities, the record dates for interest payments;

     - Where Avnet will pay principal and interest, if any;

     - Any optional or mandatory sinking fund provisions;

     - The dates and redemption prices relating to any optional or mandatory redemption provisions and other terms and provisions of any optional or mandatory redemptions;

     - The denominations of Registered Securities if other than denominations of $1,000 and any multiple of $1,000, and the denominations of Bearer Securities if other than denominations of $5,000;

     - The portion of the principal amount payable on declaration of acceleration of maturity or provable in bankruptcy, if other than the principal amount;

     - Any Events of Default with respect to that series of Debt Securities which do not appear in the Indenture;

     - The currency or currencies, including composite currencies, of payment of the principal (and premium, if any) and any interest, if other than the currency of the United States of America;

     - If the principal (and premium, if any) or any interest is to be payable, at the election of Avnet or any holder of the series of Debt Securities, in coin or currency other than that in which the series is stated to be payable, the period or periods within which, and the terms and condition on which, a holder may make such election;

     - If the series of Debt Securities is to be denominated in a currency or currencies, including composite currencies, other than the currency of the United States of America, the equivalent price in the currency of the United States of America for purposes of determining the voting rights of holders of such series as outstanding securities under the Indenture;

     - If the amount of payments of principal (and premium, if any), or portions thereof, or interest may be determined with reference to an index, formula or other method, the manner of determining such amounts;

     - Whether the series of Debt Securities will be issuable in registered or bearer form or both, any restrictions applicable to the offer, sale or delivery of the series in bearer form, and whether a series in bearer form will be exchangeable (and the terms on which such exchange may be made) for Debt Securities in registered form;

     - Whether the series of Debt Securities will be issued wholly or partially in the form of one or more Global Securities and, if so, the method of transferring beneficial interest in such Global Security or Global Securities;

     - The application, if any, of certain provisions of the Indenture relating to defeasance and discharge;

     - Any additional restrictive covenants or other material terms relating thereto which may not be inconsistent with the Indenture; and

     - Any material federal income tax consequences of investing in the series.

     Unless otherwise indicated in the prospectus supplement relating to a series of Debt Securities, principal (and premium, if any) will be payable, and the Registered Securities will be transferable, at the corporate trust office of the trustee in New York, New York. Unless other arrangements are made, Avnet will pay any interest by checks mailed to the holders of Registered Securities at their registered addresses. To the extent set forth in the prospectus supplement relating to a series of Debt Securities, Bearer Securities and the coupons appertaining thereto will be payable, against surrender thereof, subject to any applicable laws and regulations, at the offices of such paying agencies outside the United States as Avnet may appoint from time to time. No service charge will be made for any transfer or exchange of Debt Securities, but Avnet may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

     Avnet may issue one or more series of the Debt Securities as discounted Debt Securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such discounted Debt Securities will be described in the prospectus supplement relating to such Debt Securities.

     Avnet will comply with Section 14(e) of the Securities Exchange Act of 1934 and any tender offer rules of the Securities and Exchange Commission under the Exchange Act which may then be applicable, in connection with any obligation of Avnet to purchase Debt Securities at the option of the holders thereof. Any such obligation applicable to a series of Debt Securities will be described in the prospectus supplement or prospectus supplements relating to that series.

     Avnet may at any time purchase Debt Securities at any price in the open market or otherwise. Avnet may, at its sole option, hold, resell or surrender to the trustee for cancellation any Debt Securities so purchased.

DEFINITIONS

     "Attributable Debt" means, as to any particular lease, the greater of

     - the fair market value of the property subject to the lease (as determined by Avnet's Board of Directors), or

     - the total net amount of rent required to be paid during the remaining term of the lease, discounted by the weighted average effective interest cost per annum of the outstanding Debt Securities of all series, compounded semi-annually.

     "Consolidated Net Assets" means total assets after deducting all current liabilities as set forth in the most recent balance sheet of Avnet and its consolidated Subsidiaries and computed in accordance with generally accepted accounting principles.

     "Funded Debt" means

     - all indebtedness for money borrowed having a maturity of more than twelve months from the date as of which the determination is made, or having a maturity of twelve months or less but by its terms being renewable or extendible beyond twelve months from such date at the option of the borrower, and

     - rental obligations payable more than twelve months from such date under leases which are capitalized in accordance with generally accepted accounting principles (such rental obligations to be included as Funded Debt at the amount so capitalized and to be included as an asset for the purposes of the definition of Consolidated Net Assets).

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Principal Property" means any manufacturing or processing plant or warehouse owned at the date of the Indenture (February 1, 1994) or thereafter acquired by Avnet or any Restricted Subsidiary of Avnet which is located within the United States and the gross book value (including related land and improvements thereon and all machinery and equipment included therein without deduction of any depreciation reserves) of which on the date as of which the determination is being made exceeds 2% of Consolidated Net Assets, other than

     - any such manufacturing or processing plant or warehouse or any portion thereof (together with the land on which it is erected and fixtures comprising a part thereof) which is financed by industrial development bonds which are tax exempt pursuant to Section 103 of the Internal Revenue Code (or which receive similar tax treatment under any subsequent amendments thereto or any successor laws thereof or under any other similar statute of the United States),

     - any property which in the opinion of Avnet's Board of Directors is not of material importance to the total business conducted by Avnet as an entirety, or

     - any portion of a particular property which is similarly found not to be of material importance to the use or operation of such property.

     "Restricted Subsidiary" means a Subsidiary of Avnet (i) substantially all the property of which is located, or substantially all the business of which is carried on, within the United States, and (ii) which owns a Principal Property.

     "Subsidiary" means any corporation more than 50% of the outstanding Voting Stock of which at the time of determination is owned, directly or indirectly, by Avnet and/or by one or more other Subsidiaries.

     "Voting Stock" means capital stock of a corporation of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power upon the occurrence of any contingency).

HIGHLY LEVERAGED TRANSACTIONS

     Unless otherwise described in a prospectus supplement relating to any series of Debt Securities, there are no covenants or provisions in the Indenture which may afford the holders of Debt Securities direct protection in the event of a highly leveraged transaction involving Avnet.

RESTRICTIONS ON SECURED DEBT

     Avnet covenants in the Indenture, for the benefit of each series of Debt Securities other than any series which specifically provides otherwise, that if Avnet or any Restricted Subsidiary shall after the date of the Indenture incur or guarantee any loans, notes, bonds, debentures or other similar evidences of indebtedness for money borrowed ("Debt") secured by a mortgage, pledge or lien ("Mortgage") on any Principal Property of Avnet or any Restricted Subsidiary, or on any share of stock or Debt of any Restricted Subsidiary, Avnet will secure or cause such Restricted Subsidiary to secure the Debt Securities equally and ratably with (or, at Avnet's option, before) such secured Debt, unless the aggregate amount of all such secured Debt (plus all Attributable Debt which is not excluded as described below under the caption "-- Restrictions on Sale and Leaseback Financings") would not exceed 10% of Consolidated Net Assets.

     This restriction will not apply to, and there will be excluded from secured Debt in any computation of the above restriction, Debt secured by

          (a) Mortgages on property of, or on any shares of stock of or Debt of, any corporation existing at the time such corporation becomes a Restricted Subsidiary,

          (b) Mortgages in favor of Avnet or a Restricted Subsidiary,

          (c) Mortgages in favor of governmental bodies to secure progress, advance or other payments,

          (d) Mortgages on property, shares of stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation) and purchase money and construction or improvement Mortgages which are entered into within 180 days after the acquisition of such property, shares or Debt or, in the case of real property, within 180 days after the later of (1) the completion of construction on, substantial repair to, alteration or development of, or substantial improvement to, such property, or (2) the commencement of commercial operations on such property,

          (e) mechanics' and similar liens arising in the ordinary course of business in respect of obligations not due or being contested in good faith,

          (f) Mortgages arising from deposits with, or the giving of any form of security to, any governmental agency required as a condition to the transaction of business or to the exercise of any privilege, franchise or license,

          (g) Mortgages for taxes, assessments or government charges or levies which are not then due or, if delinquent, are being contested in good faith,

          (h) Mortgages (including judgment liens) arising from legal proceedings being contested in good faith,

          (i) Mortgages existing at the date of the Indenture, and

          (j) any extension, renewal or refunding of any Mortgage referred to in the clauses (a) through (i) above.

RESTRICTIONS ON SALE AND LEASEBACK FINANCINGS

     Avnet covenants in the Indenture, for the benefit of each series of Debt Securities other than any series which specifically provides otherwise, that Avnet will not itself, and will not permit any Restricted Subsidiary to, enter into any sale and leaseback transaction involving any Principal Property, unless after giving effect thereto the aggregate amount of all Attributable Debt with respect to all such transactions, plus all secured Debt which is not excluded as described above under the caption "-- Restrictions on Secured Debt," would not exceed 10% of Consolidated Net Assets.

     This restriction will not apply to, and there will be excluded from Attributable Debt in any computation of the above restriction, any sale and leaseback transaction if

     - the lease is for a period, including renewal rights, of not in excess of three years,

     - the sale or transfer of the Principal Property is made within 180 days after its acquisition or within 180 days after the later of (1) the completion of construction on, substantial repair to, alteration or development of, or substantial improvement to, such property, or (2) the commencement of commercial operations thereon,

     - the transaction is between Avnet and a Restricted Subsidiary, or between Restricted Subsidiaries,

     - Avnet or a Restricted Subsidiary would be entitled to incur a Mortgage on such Principal Property pursuant to clauses (a) through (j) above under the heading "-- Restrictions on Secured Debt," or

     - Avnet or a Restricted Subsidiary, within 180 days after the sale or transfer is completed, applies to the retirement of Funded Debt of Avnet or a Restricted Subsidiary ranking on a parity with or senior to the Debt Securities, or to the purchase of other property which will constitute a Principal Property having a fair market value at least equal to the fair market value of the Principal Property leased, an amount equal to the greater of the net proceeds of the sale of the Principal Property or the fair market value (as determined by Avnet's Board of Directors) of the Principal Property leased at the time of entering into such arrangement (as determined by the Board of Directors).

RESTRICTIONS ON MERGERS AND CONSOLIDATIONS

     Avnet covenants in the Indenture that it will not consolidate with or merge into any other Person, or sell, convey, transfer or lease all or substantially all of its assets unless

     - the successor Person is a corporation organized under the laws of the United States (including any state thereof and the District of Columbia) which assumes Avnet's obligations in the Debt Securities and under the Indenture, and

     - after giving effect to such transaction, Avnet or the successor Person would not be in default under the Indenture.

EVENTS OF DEFAULT

     An Event of Default under the Indenture with respect to any series of Debt Securities is:

     - a default in the payment of any installment of interest on that series for 30 days after becoming due;

     - a default in the payment of principal on that series when due;

     - a default in the deposit of any sinking fund payment on that series when due;

     - a default in the performance of any other covenant in the Indenture (other than a covenant included in the Indenture solely for the benefit of any series of Debt Securities other than that series) for 90 days after notice;

     - certain events of bankruptcy, insolvency or reorganization; and

     - any other Event of Default provided with respect to that series of Debt Securities.

     If an Event of Default occurs and is continuing with respect to the Debt Securities of any series, either the trustee or the holders of at least 25% in principal amount of the Debt Securities then outstanding of that series may declare the principal amount of the Debt Securities of such series (or, in the case of Debt Securities sold at an original issue discount, the amount specified in the terms thereof) and the accrued interest thereon, if any, to be due and payable immediately. Under certain conditions, such a declaration may be rescinded.

     The Indenture provides that the trustee will, within 90 days after the occurrence of a default known to it, give the affected holders of Debt Securities notice of all uncured defaults known to it (the term "default" to mean the events specified above without grace periods). However, except in the case of default in the payment of principal of or interest on any Debt Security, the trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the affected holders of Debt Securities.

     Avnet must furnish to the trustee annually a statement by certain officers of Avnet certifying that there are no defaults or specifying any default.

     The holders of a majority in principal amount of the outstanding Debt Securities of any series will have the right, with certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the Debt Securities of such series, and to waive certain defaults with respect thereto. The Indenture provides that if an Event of Default occurs and is continuing, the trustee shall exercise such of its rights and powers under the Indenture, and use the same degree of care and skill in exercising the same, as a prudent Person would exercise or use under the circumstances in the conduct of such Person's own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of Debt Securities unless they shall have offered to the trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by the trustee in compliance with such request.

MODIFICATION OF THE INDENTURE

     With certain exceptions, the Indenture may be modified or amended with the consent of the holders of not less than a majority in principal amount of the outstanding Debt Securities of each series affected by the modification. However, no such modification or amendment may be made, without the consent of the holder of each Debt Security affected, which would

     - reduce the principal amount of or the interest on any Debt Security, or change the stated maturity of the principal of, or any installment of interest on, any Debt Security or the other terms of payment thereof, or

     - reduce the above-stated percentage of Debt Securities, the consent of the holders of which is required to modify or amend the Indenture, or the percentage of Debt Securities of any series, the consent of the holders of which is required to waive certain past defaults.

DEFEASANCE AND DISCHARGE

     The Indenture provides that Avnet may elect, with respect to the Debt Securities of any series, to terminate (and be deemed to have satisfied) any and all of its obligations in respect of such Debt Securities (except for certain obligations to register the transfer or exchange of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and hold monies for payment in trust and, if so specified with respect to the Debt Securities of a certain series, to pay the principal of (and premium, if any) and interest, if any, on such specified Debt Securities) on the 91st day after the deposit with the trustee, in trust, of money and/or U.S. Government Obligations (as defined) which, through the payment of interest thereon and principal thereof in accordance with their terms, will provide money in an amount sufficient to pay any installment of principal of (and premium, if any), and interest, if any, on, and any mandatory sinking fund payments in respect of, such Debt Securities on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. Such a trust may be established only if, among other things, Avnet has delivered to the trustee an opinion of counsel (who may be counsel to Avnet) to the effect that, based upon applicable Federal income tax law or a ruling published by the United States Internal Revenue Service, such a defeasance and discharge will not be deemed, or result in, a taxable event with respect to holders of such Debt Securities. If so specified with respect to the Debt Securities of a series, such a trust may be established only if establishment of the trust would not cause the Debt Securities of any such series listed on any nationally recognized securities exchange to be de-listed as a result thereof.

CONCERNING THE TRUSTEE

     Bank One Trust Company, NA (as successor in interest to The First National Bank of Chicago) is the trustee under the Indenture and has been appointed by Avnet as initial security registrar with regard to all Debt Securities. Avnet currently does, and from time to time in the future may, maintain lines of credit and have customary banking relationships with the trustee. The trustee may serve as trustee for other debt securities issued by Avnet from time to time.

                              PLAN OF DISTRIBUTION

     Avnet may sell Debt Securities to or through one or more underwriters or dealers, directly to institutional investors or other purchasers, through agents, or through a combination of such or other methods. Avnet may distribute the Debt Securities from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     If Avnet uses underwriters in a sale, the underwriters will acquire the Debt Securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. We may offer the Debt Securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters in a particular underwritten offering of Debt Securities will be named in the prospectus supplement for such offering and, if an underwriting syndicate is used, the name of the managing underwriter or underwriters will appear on the cover of such prospectus supplement.

     Avnet may sell the Debt Securities directly or through agents designated by Avnet from time to time. Any agent involved in the offer or sale of the Debt Securities will be named, and any commissions Avnet pays to such agent will be disclosed, in the prospectus supplement relating to that offer and sale. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     In connection with the sale of Debt Securities, underwriters or agents may receive compensation from Avnet or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from Avnet will be described, in the related prospectus supplement.

     If so indicated in a prospectus supplement, Avnet will authorize underwriters or other persons acting as the agents to solicit offers by certain institutions to purchase Debt Securities from Avnet at the public offering price set forth in the prospectus supplement pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but in all cases such institutions must be approved by Avnet. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Debt Securities will not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

     Under agreements which Avnet may enter into, underwriters and agents who participate in the distribution of Debt Securities may be entitled to indemnification by Avnet against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution by Avnet with respect to payments they may be required to make in respect thereof.

     The underwriters or agents and their affiliates may engage in transactions with and perform services for Avnet or its affiliates in the ordinary course of their respective businesses.

     If underwriters or dealers are used in a sale of Debt Securities, until the distribution of the Debt Securities is completed, rules of the Securities and Exchange Commission may limit the ability of any such underwriters and certain selling group members, if any, to bid for and purchase the Debt Securities. As an exception to these rules, representatives of any underwriters may engage in certain transactions that stabilize the price of the Debt Securities. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Debt Securities.

     If the underwriters create a short position in the Debt Securities in connection with the offerings, i.e., if they sell more Debt Securities than are set forth on the cover page of the prospectus supplement, the representatives of the underwriters may reduce that short position by purchasing Debt Securities in the open market. The representatives of the underwriters may also elect to reduce any short position by exercising all or part of any overallotment option, if any, described in the prospectus supplement.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. Neither Avnet nor any underwriter or agent makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Debt Securities. In addition, neither Avnet nor any underwriter or agent makes any representation that the representatives of any underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The representatives of the underwriters may also impose a penalty bid on certain underwriters and selling group members, if any. This means that if the representatives of the underwriters purchase Debt Securities in the open market to reduce the underwriters' short position or to stabilize the price of the Debt Securities, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those Debt Securities as part of the offering. The imposition of a penalty bid might also have an effect on the price of the Debt Securities to the extent that it discourages resales of the Debt Securities.

     The Debt Securities may or may not be listed on a national securities exchange or traded in the over-the-counter market. We cannot give you any assurances as to the liquidity of the trading market for any of such securities.

                                 LEGAL MATTERS

     The validity of any offered Debt Securities will be passed upon for Avnet by David R. Birk, its Senior Vice President and General Counsel. Mr. Birk beneficially owns 43,284 shares of Avnet's common stock, which includes 40,625 shares issuable upon exercise of employee stock options. Certain legal matters with respect to offered Debt Securities will be passed upon for the underwriters, dealers or agents, if any, by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), One New York Plaza, New York, New York 10004, unless otherwise specified in the prospectus supplement.

                                    EXPERTS

     The consolidated financial statements and schedules of Avnet incorporated by reference in this prospectus from Avnet's Annual Reports on Form 10-K for the fiscal years ended July 2, 1999, June 26, 1998 and June 27, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of that firm as experts in giving such reports.

     The consolidated financial statements of Marshall Industries incorporated by reference in this prospectus from Avnet's Current Report on Form 8-K bearing cover date of October 20, 1999, for the fiscal years ended May 31, 1999, 1998 and 1997 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of that firm as experts in giving such reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is a part of a registration statement on Form S-3, Registration No. 333-53691, which Avnet filed with the Securities and Exchange Commission under the Securities Act of 1933. We refer you to this registration statement for further information concerning Avnet and any offering of Debt Securities.

     Avnet files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (Commission File Number 1-4224). These filings contain important information which does not appear in this prospectus. For further information about Avnet, you may obtain these filings over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy these filings at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330, and may obtain copies of Avnet's filings from the public reference room by calling
(202) 942-8090.

     The SEC allows Avnet to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to other documents which Avnet has filed or will file with the SEC. We are incorporating by reference in this prospectus the following documents:

     - Avnet's Annual Report on Form 10-K for the fiscal year ended June 27,
       1997;

     - Avnet's Quarterly Reports on Form 10-Q for the quarterly periods ended September 26, 1997, December 26, 1997, and March 27, 1998; and

     - Avnet's Current Reports on Form 8-K bearing cover dates of September 23, 1997, September 25, 1997, February 6, 1998, and July 30, 1998.

     All documents which Avnet has filed or will file with the SEC pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the reports listed above and before the termination of this offering of the Debt Securities will be deemed to be incorporated by reference in this prospectus and to be a part of it from the filing dates of such documents. Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

     We shall provide you without charge, upon your written or oral request, a copy of the Indenture and any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to the Corporate Secretary, Avnet, Inc., 2211 South 47th Street, Phoenix, Arizona 85034 (Telephone 480-643-2000).

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                                  [AVNET LOGO]

                                  $360,000,000

                                  AVNET, INC.
                             7 7/8% NOTES DUE 2005

                ------------------------------------------------

                             PROSPECTUS SUPPLEMENT
                ------------------------------------------------

                              MERRILL LYNCH & CO.
                         BANC OF AMERICA SECURITIES LLC
                             CHASE SECURITIES INC.
                         BANC ONE CAPITAL MARKETS, INC.

                                FEBRUARY 8, 2000

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